INVESTMENT MANAGEMENT
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(m)(4)(A)(i)

May 1, 2022

Voya Investors Trust

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona 85258

Re: Reduction in Fee Payable under the Voya Investors Trust Third Amended and Restated Shareholder Service and Distribution Plan

Ladies and Gentlemen:

Voya Investments Distributor, LLC ("VID") hereby waives a portion of the distribution fee payable to VID for Voya Retirement Conservative Portfolio, Voya Retirement Growth Portfolio, Voya Retirement Moderate Portfolio, and Voya Retirement Moderate Growth Portfolio under the Voya Investors Trust Third Amended and Restated Shareholder Service and Distribution Plan for Adviser Class Shares for a period from May 1, 2022 through May 1, 2023 as follows:

Total Amount of
Name of Fund	Distribution Fee Waived(1)
Voya Retirement Conservative Portfolio	0.2480%

Voya Retirement Growth Portfolio	0.0751%

Voya Retirement Moderate Growth Portfolio	0.1106%

Voya Retirement Moderate Portfolio	0.1587%

(1)The amount per annum on the average daily net assets attributable to Adviser Class Shares.

VID acknowledges that any fees waived or expenses reimbursed during the term of this Agreement shall not be eligible for recoupment at any time in the future.

Notwithstanding the foregoing, termination or modification of this Agreement requires approval by the Board of Trustees of Voya Investors Trust.

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May 1, 2022

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Very sincerely,

By:	/s/ Andrew K. Schlueter _______
Name: Andrew K. Schlueter
Title:	Vice President
Voya Investments Distributor, LLC

ACCEPTED AND AGREED TO:

Voya Investors Trust

By: /s/ Kimberly A. Anderson

Name: Kimberly A. Anderson

Title: Senior Vice President, Duly Authorized